13012795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
(No. and Street)

Jersey City (City) NJ (State) 07310 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Avenue, Suite 3210 (Address) Livingston (City) NJ (State) 07039 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
08 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
DECEMBER 31, 2012

TABLE OF CONTENTS

CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2013

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	2,258,137
Receivables from broker-dealers and dealer banks		462,251
Deposits with clearing houses		1,050,000
Prepaid expenses and advances		28,984
Member loans		412,134
Property and equipment, net		259,720
Cash surrender value of officers' life insurance, net of loans of $318,655		268,692
Investment in securities		15,723
Security deposits		246,468
TOTAL ASSETS	$	5,002,109

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to broker-dealers and dealer banks	$	14,435
Accounts payable and accrued expenses		2,696,959
Other taxes payable		6,000
Deferred rent		211,749
Other liabilities		35,267
Total liabilities		2,964,410
Commitments and contingencies (Notes 8, 10, and 11)		
Members' equity:		
Voting		1,440,259
Non-voting		597,440
Total members' equity		2,037,699
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	5,002,109

See accompanying notes to statement of financial condition.

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the state of New Jersey. The Company serves the investment community principally as a broker of municipal securities and U.S. Government Securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a money market account that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment in Securities

The Company has an investment in a privately held entity which is accounted for under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee companies is not included in the statement of financial condition of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments have deteriorated. If circumstances suggest that the value of the investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2012.

Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying statement of financial condition, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in the statement of financial condition.

With few exceptions, the Company is no longer subject to federal and certain state tax examinations by taxing authorities for years before 2009, and is no longer subject to tax examinations by the New Jersey taxing authorities for years before 2008.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent Events

The Company has evaluated events occurring after the date of the statement of financial condition for potential recognition or disclosure in its statement of financial condition. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its statement of financial condition.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2012, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

NOTE 3. DEPOSITS WITH CLEARING HOUSES

The Company entered an agreement with Pershing, LLC ("Pershing") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum noninterest-bearing deposit in the amount of $1,000,000. At December 31, 2012, the Company had a deposit totaling $1,000,000 with Pershing.

In addition, at December 31, 2012, the Company maintained an interest-bearing deposit with the Depository Trust Company in the amount of $50,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012, consisted of the following:

Equipment	$	350,435
Leasehold improvements		204,695
Furniture and fixtures		72,551
		627,681
Less: accumulated depreciation		(367,961)
Property and equipment, net	$	259,720

NOTE 5. RECEIVABLES AND PAYABLES - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on the settlement date.

NOTE 6. MEMBERS' EQUITY

Effective January 1, 2012, a membership interest in the Company was transferred from one member owning 33.5% of the Company to several employees and one existing member. The new members who received non-voting units shall have no right to approve or consent to any action taken by the Company.

NOTE 7. RELATED-PARTY TRANSACTIONS

Loans to Members

The Company has, from time to time, advanced funds to its members. These loans were unsecured, noninterest-bearing, and due on demand.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts.

Loan Guarantee

In connection with the purchase of non-voting units of the Company, certain new members obtained financing with a financial institution. All obligations under the financing agreements with the financial institution are guaranteed by each of the voting members and the Company, and are secured by a first priority lien on the life insurance policy of one of the voting members.

NOTE 9. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2012, loans payable to the insurance company in the amount of $318,655, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had regulatory net capital of $1,072,771, which exceeded the Company's minimum net capital requirement of $196,665. The Company's percentage of aggregate indebtedness to net capital was 275% as of December 31, 2012.

NOTE 11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a broker for municipal securities brokers, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Pershing, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 12. SELF-INSURANCE

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $35,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year end. During the year ended December 31, 2012, insurance expense included premiums and medical claim costs of $1,245,824 in connection with the plan. At December 31, 2012, the Company has recorded an accrual for reported claims not paid by year end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $173,000 at December 31, 2012.

NOTE 13. EXPENSE CONTRIBUTION AGREEMENT

Triangle Park Capital Markets Data, Inc. ("Triangle") has entered into discussions with the Company and other municipal securities inter-broker dealers and/or municipal securities alternative trading system providers (the "Investors") regarding the establishment of a business entity ("Newco") which would, among other things, collect certain municipal securities trading information from the Investors and transfer such information to any third party subscribers. In conjunction, Triangle and the Investors have entered into an Expense Contribution Agreement, whereby each Investor was obligated to contribute $15,000 to a fund managed by Triangle to be used to pay necessary expenses incurred in connection with the potential establishment of Newco. If Newco is not established by December 31, 2013, the Expense Contribution Agreement requires the unspent funds to be returned proportionately to all of the Investors. If established, Newco is expected to be initially capitalized by Triangle and the Investors.